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[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

         CAMPBELL RESOURCES ANNOUNCES THE APPOINTMENT OF 2 NEW DIRECTORS

MONTREAL, JULY 12, 2006 -- Mr. James McCartney, Chairman of the Board of CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD: CBLRF), is pleased to announce the appointment of Messrs. W. Warren Holmes and Rene R. Galipeau as directors of the Corporation. Rene Galipeau has also been appointed as a member of the Audit Committee in replacement of Mr. James C. McCartney.


W. Warren Holmes, B.Sc., P.Eng., MBA, is the current Chairman of the Board and Director of Nuinsco Resources Limited. He formerly worked for Falconbridge as Senior Vice President, Canadian Mining Operations. He serves on the Boards of a number of public and private corporations.

Rene R. Galipeau, CGA, is the current Vice-Chairman and CEO of Nuinsco Resources Limited. He has been a Director of Nuinsco since 1993. A seasoned mining executive with 34 years experience, Rene Galipeau has held senior positions with a number of gold and base metal mining companies in Canada and the United States, most recently as Executive Vice-President and CFO for Breakwater Resources Ltd. Mr. Galipeau is also a director of several public and private companies.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                    Renmark Financial Communications Inc.
Andre Fortier, President and               Henri Perron,
  Chief Executive Officer                    hperron@renmarkfinancial.com
Tel.: 514 875-9037                         John Boidman,
Fax: 514 875-9764                            jboidman@renmarkfinancial.com
afortier@campbellresources.com             Tel.: 514 939-3989
                                           Fax: 514 939-3717
                                           www.renmarkfinancial.com